IVY FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

February 3, 2014

Ms. Mary A. Cole, Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Withdrawal of Pre-Effective Amendment No. 1 to Registration Statement;

    Ivy Funds (Registrant) File No. 333-172671 / CIK #883622

    Pursuant to Rule 477 under the Securities Act of 1933, as amended (“1933 Act”), Ivy Funds (“Trust”) hereby requests the withdrawal of the Trust’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-14, (File No. 333-172671), which was filed with the Securities and Exchange Commission on January 29, 2014 (Accession No. 0001193125-14-026499) (“Amendment”).

    The Trust is withdrawing the Amendment because it was mistakenly submitted under the incorrect file number. The Trust filed a new Pre-Effective Amendment No. 1 on Form N-14 under the correct file number (File No. 333-192918) on January 30, 2014 (Accession No. 0001193125-14-028257).

    If you have any questions or comments concerning the foregoing, please contact me at 913-236-2432.

Very Truly Yours,

/s/ Mara D. Herrington
Mara D. Herrington
Secretary